Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-84673


Pricing Supplement No. 5 dated November 14, 2000
(To Prospectus and Prospectus Supplement dated September 23, 1999)

[GRAPHIC OMITTED]
                              Emerson Electric Co.
                               MEDIUM - TERM NOTES



Designation:                           Floating Rate Notes Due November 27, 2040

CUSIP No.:                             29101LAY6

Principal Amount (in Specified         US$ 30,000,000
Currency):

Price to Public (Issue Price):         100.00%

Underwriter's Commission:              1.00%

Net Proceeds to Emerson:               US$ 29,700,000

Trade Date:                            November 14, 2000

Settlement Date (Original Issue        November 27, 2000
Date):

Maturity Date:                         November 27, 2040

Base Rate:                             LIBOR Telerate  Page 3750, U.S.  Dollars,
                                       One Month

Index Maturity:                        One month

Spread:                                Minus 30 basis points (.30%)

Initial Interest Rate:                 100% of  Base Rate on  November 22, 2000,
                                       minus the Spread

Interest Reset Dates:                  The 27th day  of each  month,  commencing
                                       February 27, 2001.

Interest Determination Dates:          Two (2) London Banking Days prior to each
                                       Interest Reset Date.

Interest Payment Dates:                The 27th of each of February, May, August
                                       and November commencing on February 27, 2001.

Conditional Right to Shorten           Upon the occurrence of a  Tax  Event,  we
Maturity                               will  have  the  right  to   shorten  the
                                       maturity   of   the  Notes   without  the
                                       consent of the Holders of the Notes, as we discuss in detail in this Pricing
                                       Supplement.

Repayment at Option of Holder:         The  Notes  will  be  repayable  at  your
                                       option,    in    accordance    with   the
                                       procedures  described  in the  Prospectus
                                       Supplement, on the following days and at the following prices:

                                       Repayment Date                      Price
                                       --------------                      -----

                                       November 27, 2010................  99.00%
                                       November 27, 2013................  99.25%
                                       November 27, 2016................  99.50%
                                       November 27, 2019................  99.75%
                                       November 27, 2022 and on each
                                         third anniversary thereafter
                                         to November 27, 2040 .......... 100.00%

Underwriter:                           Morgan Stanley Dean Witter & Co.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ADDITIONAL TERMS OF THE NOTES

Day Count Convention

         Interest on the Notes will be computed and paid on the basis of the actual number of days in each accrual period based on a 360-day year. Interest on the Notes will be equal to the sum of interest amounts for each accrual period within each interest period. The "accrual period" means the period beginning on and including the date of issuance of the Notes and ending on and excluding December 27, 2000, and thereafter each successive one-month period beginning on and including the 27th of each month and ending on and including the day preceding the 27th of the next month, whether or not that day is a Business Day. The "interest period" means each period beginning on the date of issuance of the Notes or an Interest Payment Date and ending on and including the day preceding the next succeeding Interest Payment Date. Interest during each accrual period will accrue at the LIBOR rate, adjusted by the Spread (i.e., reduced by 30 basis points), for such accrual period on the outstanding principal amount of the Notes and on the sum of the amounts of interest for each of the previous accrual periods within the same interest period. Interest on each Note for an accrual period will be calculated in accordance with the following formula:

         Interest for Accrual Period = APA x (LIBOR - Spread) x T/360

         where,

         o "APA" refers to the adjusted principal amount, which means (i) in respect of the first accrual period in an interest period, the outstanding principal amount of a Note and (ii) in respect of each succeeding accrual period in the interest period, an amount equal to the sum of (x) the outstanding principal amount of such Note and (y) the sum of the amounts of interest for each of the previous accrual periods in such interest period;

         o "LIBOR" refers to the applicable LIBOR Telerate Page 3750 for such accrual period; and

         o "T" refers to the actual number of days with respect to such accrual period.

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Conditional Right To Shorten Maturity

         We intend to deduct interest we pay on the Notes for United States federal income tax purposes. However, there have been proposed federal tax law changes over the past few years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, we can give no assurance that similar legislation affecting our ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, we cannot assure you that a Tax Event (as defined below) will not occur.

         Upon the occurrence of a Tax Event, we will have the right to shorten the maturity of the Notes without the consent of the Holders of the Notes. We may shorten the maturity to the minimum extent required, in the opinion of nationally recognized tax counsel, to allow us to deduct interest we pay on the Notes for United States federal income tax purposes. If we cannot obtain an opinion as to such a minimum period, the minimum extent so required to maintain our interest deduction (to the extent interest is deductible under current law) will be determined in good faith by the Finance Committee of our Board of Directors, after receipt of an opinion of such counsel regarding the applicable legal standards. If we exercise our right to shorten the maturity of the Notes, the amount payable on the new maturity date will be equal to 100% of the principal amount of the Notes plus interest accrued on the Notes to the new maturity date. We can give no assurance whether or not we would exercise our right to shorten the maturity of the Notes upon the occurrence of a Tax Event or as to the period by which we would shorten the maturity of the Notes. If we elect to exercise our right to shorten the maturity of the Notes upon the occurrence of a Tax Event, we will mail a notice to each Holder of Notes by

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

first-class mail not more than 60 days after the occurrence of the Tax Event, stating the new maturity date of the Notes. This notice shall be effective immediately upon mailing.

         "Tax Event" means that we shall have received an opinion of nationally recognized tax counsel to the effect that as a result of

         o any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States,

         o any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, or

         o any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an administrative or judicial action described above or a law or regulation of the United States that differs from the then generally accepted position or interpretation, that occurs on or after November 27, 2000, there is more than an insubstantial increase in the risk that any portion of the interest we pay on the Notes is not, or will not be, fully deductible by us for United States federal income tax purposes.

                  NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

         Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires us to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of this "Passive Income Test," where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation, or an "Affiliated Group," for the purposes of computing the amount of passive investment income under Section 1042.

         We believe that less than 25 percent of our Affiliated Group's gross receipts was passive investment income for the fiscal year ended September 30, 2000. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We can give no assurance as to whether we will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated our Affiliated Group's gross receipts or passive investment income and the conclusions we describe here. Prospective purchasers of the Notes should consult with their own tax advisors with respect to the application of
Section 1042 to their particular circumstances and other tax matters relating to the Notes.

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